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December 18, 2018
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn: Mr. Dominic Minore
Re:	Axonic Alternative Income Fund (File Nos. 333-227724 and 811-23385)
Dear Mr. Minore:
This letter responds to a comment that you provided in a telephonic call that took place on December 18, 2018 in connection with your review of Pre-Effective Amendment No. 1 to the registration statement on Form N-2 (“Registration Statement”) for Axonic Alternative Income Fund (the “Fund”) filed with the Securities and Exchange Commission (“SEC”) on December 17, 2018 and the Fund’s response to comments that you previously provided.  The comment of the SEC staff (“Staff”), followed by the Fund’s response, is set forth below.
1.
Comment:  Please revise the disclosure in the “Purchasing Shares” section of the prospectus as follows: (i) in the third sentence of the first paragraph, please strike “appropriate price” and insert “Fund’s NAV” in its place; and (ii) in the final sentence of the first paragraph, please strike “based on” and insert “at” in its place.

Response: The Fund has revised the disclosure accordingly.
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Should you have any questions or comments, please contact me at 202.261.3304.

Sincerely,
/s/ Stephen T. Cohen
Stephen T. Cohen